Exhibit 99.1

China Zenix Auto International Announces

Record Quarterly Sales for Second Quarter 2011

- Revenue grew 29.7% over the same quarter last year, Gross margin 25.9% -

- Non-IFRS net income grew 34.1% on year over year basis -

ZHANGZHOU, China, August 15, 2011 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the second quarter and six months ended June 30, 2011.

Financial Highlights

For the quarter ended June 30, 2011:

•	Revenue increased 29.7% to RMB1,131.2 million (US$175.0 million) from RMB872.1 million in the second quarter of 2010.

•	Gross margin increased to 25.9% from 25.0% in the second quarter of 2010.

•	Profit and total comprehensive income for the period increased 23.7% to RMB118.9 million (US$18.4 million) compared with RMB96.1 million in the second quarter last year.

•

Excluding one-time IPO listing costs, adjusted non-IFRS net income for the period would have been RMB128.9 million (US$19.9 million), a 34.1% increase over RMB96.1 million in the second quarter of 2010.

•	Earnings per ordinary share and earnings per American Depositary Share (“ADS”) in the second quarter of 2011 were RMB0.64 (US$0.10) and RMB2.56 (US$0.40), respectively.

•	Net Cash from Operating Activities was RMB280.2 million ($43.3 million) for the six months ended June 30, 2011.

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “We are very pleased to report record quarterly sales for the second quarter of 2011. Our ability to deliver strong growth in a challenging market environment demonstrates our potential for further expansion. A large number of commercial vehicles have been sold in the past few years and that is driving sales of replacement products. As these vehicles age, they need newer and more durable wheels. We believe that Zenix Auto is well positioned for further aftermarket growth with our leading market share, highly recognized brand name, broadest line of wheels, and largest wheel distribution network in China. We also continue to win new OEM customers and plan to increase our penetration with existing OEM customers. The strategic locations and scalability of our vertically integrated production facilities enable us to mass produce high-quality products at competitive costs.”

“More importantly, we continue to invest in research and development in order to sustain our market leadership and bring the best possible products to our customers. New steel wheel products are being introduced with even higher quality and performance standards. We are developing China’s first domestically designed and produced aluminum wheels. With more new products featuring enhanced durability and lighter weights coming on line, we are confident in our ability to attract even more new customers.”

Second Quarter Results

Revenue for the second quarter ended June 30, 2011 increased 29.7% to a quarterly record of RMB1,131.2 million (US$175.0 million), from revenue of RMB872.1 million for the second quarter of 2010. Aftermarket sales in China grew 55.5% to RMB525.5 million (US$81.3 million) in the second quarter. Sales to the Chinese OEM market increased 21.4% to RMB458.7 million (US$71.0 million). International sales declined by 5.9% to RMB147.0 million (US$22.7 million) compared to the second quarter a year ago. Lower export sales in the second quarter were mainly due to the Company’s decision prior to its IPO to cease selling products to certain markets that are subject to U.S. economic sanctions, as well as certain countries in Africa. However, revenue from exports to the Company’s top 10 overseas customers increased by 21.0% in the second quarter of 2011 compared to the same period in 2010.

In the second quarter of 2011, aftermarket sales, OEM sales and international sales contributed 46.4%, 40.6% and 13.0% of revenue, respectively. Tubed steel wheel sales grew by 16.0% and comprised 58.6% of second quarter revenue compared to 65.5% in the same quarter in 2010. Tubeless steel wheel sales rose 54.0% and increased to 35.8% of second quarter revenue from 30.1% in the same period quarter in 2010.

Second quarter gross profit grew by 34.1% to RMB292.7 million (US$45.3 million) from RMB218.4 million in the same quarter in 2010 last year. Gross margin increased to 25.9% in the second quarter from 25.0% in the same quarter in 2010. The gross margin increase reflected higher sales volume, and a 46.5% contribution to sales from higher-margin aftermarket sales in the second quarter compared to a 38.8% contribution for such products in the second quarter of 2010.

Selling and distribution costs increased by 24.0% to RMB65.0 million (US$10.1 million). Higher selling and distribution costs were primarily generated by increased transportation expenses due to the shipping of more units, increased advertising and the addition of sales personnel to increase market penetration. As a percentage of revenue, selling and distribution costs declined to 5.7% from 6.0% in the same quarter of 2010.

Research and development (R&D) expenses grew 85.2% to RMB22.0 million (US$3.4 million) compared to the second quarter of 2010. R&D as a percent of revenue grew to 1.9% from 1.4% in the same period last year. Higher R&D expenses reflect the Company’s commitment to new product development and market leading innovation, including more direct materials and more R&D professionals. Zenix Auto is designing new steel wheels and developing the first domestic aluminum wheels to be introduced in China.

Administrative expenses grew by 82.8% to RMB38.2 million (US$5.9 million). Higher administrative expenses were mainly due to RMB10.0 million one-time listing expenses for the Company’s Initial Public Offering (IPO) in May 2011, and expansion of the Company’s management team and administrative staff, in order to foster continued growth and comply with listing requirements for a public company. Administrative expenses represented 3.4% of revenue for the quarter. Excluding the one-time IPO expenses, administrative expenses represented 2.5% of revenue.

Profit before taxation increased 25.9% to RMB151.4 million (US$23.4 million). Profit before taxation represented 13.4% of revenue in the second quarter of 2011 compared to 13.8% in the same quarter last year. Excluding one-time IPO listing costs, adjusted non-IFRS profit before taxation would have been RMB161.4 million (US$25.0 million).

Zenix Auto’s effective tax rate was 21.5% for the second quarter of 2011, compared to 20.1% for the same period in 2010. The increase in tax rate was primarily due to the fact that certain expenses, such as the IPO listing fees, are non-tax deductible.

Profit and total comprehensive income for the second quarter increased 23.7% to RMB118.9 million (US$18.3 million), compared to RMB96.1 million in the same quarter of 2010. Excluding one-time IPO listing costs, adjusted non-IFRS profit and total comprehensive income for the period would have been RMB128.9 million (US$19.9 million), a 34.1% increase over the RMB96.0 million reported in the second quarter of 2010.

Earnings per ordinary share and earnings per ADS in the second quarter of 2011 were RMB0.64 (US$0.10) and RMB2.56 (US$0.40), respectively.

Zenix Auto successfully completed its IPO on May 11, 2011 and issued 46.4 million ordinary shares, or 11.6 million ADSs, to public shareholders. Each ADS represents four ordinary shares of the Company. At the end of the second quarter of 2011, the weighted average number of ordinary shares was 185.5 million shares, and the weighted average number of ADSs was 46.4 million.

Six-Month Highlights

Revenue for the six months ended June 30, 2011 increased 39.2% to RMB2,167.1 million (US$335.3 million) compared to the first six months in 2010. Aftermarket sales in China grew 66.2% to RMB1,001.5 million in the six months of 2011 and represented 46.2% of total six-month revenue. Sales to the Chinese OEM market increased 27.4% to RMB877.3 million and represented 40.5% of revenue. International sales rose by 8.3% to RMB288.3 million compared to the same period last year, and represented 13.3% of revenue.

Tubed steel wheel sales for the six months ended June 30, 2011 grew 20.1% compared with the same period in 2010 and comprised 58.1% of revenue. Tubeless steel wheel sales rose by 79.9% from the same period a year ago and were 36.8% of revenue compared to 28.5% for the same period in 2010.

Gross profit for the six-months ended June 30, 2011 rose 46.2% to RMB579.5 million (US$89.7 million) and represented a gross margin of 26.7%. Profit before taxation increased by 49.5% to RMB313.8 million (US$48.5 million) compared with the same period last year. Profit and net income for the period climbed 51.0% to RMB252.7 million (US$39.1 million).

As at June 30, 2011, Zenix Auto’s bank balances and cash were RMB847.6 million (US$131.1 million) and its shareholders’ equity was RMB1.7 billion (US$268.1 million). As at December 31, 2010, bank balances and cash were RMB318.0 million and shareholders’ equity was RMB1.1 billion.

In the six months ended June 30, 2011, net cash flow from operations was RMB 280.2 million (US$43.3 million). Capital expenditures were RMB 84.1 million (US$13.0 million) during the first half of 2011.

Business Outlook

Management’s revenue guidance for the year ending December 31, 2011 is approximately RMB 4.0 billion. This target is based on the Company´s current views on operating and market conditions, which are subject to change.

Frank Li, Chief Financial Officer of Zenix Auto, commented, “With the capital infusion from our IPO, we will continue to further broaden our exclusive distribution network in China and increase investment in R&D. We are encouraged by the growing acceptance of our higher value added tubeless wheels in China. We believe that our newly strengthened financial resources will enable us to achieve our long-term strategic plans in China and India, as well as other potential markets.”

Conference Call Information

The Company will host a conference call, to be simultaneously Web cast, on Monday, August 15, 2011 at 8:30 a.m. EDT/ 8:30 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-866-519-4004 (North America) or +852-2475-0994 (Hong Kong) or +65-6723-9381 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Zenix Auto Web site at http://www.zenixauto.com/en/.

A replay of the call will be available shortly after the conclusion of the conference call through September 5, 2011 at 11:59 p.m. EDT, or September 6, 2011 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Zenix Auto corporate website at http://www.zenixauto.com/en/ and under the investor relations section. Interested parties may access the replay by dialing +1-866-214-5335 (North America), 800-901-596 (Hong Kong) or +61-2-8235-5000 (International) and entering conference ID number 89606733.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.4635 to US$1.00, the effective noon buying rate as of June 30, 2011 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 230 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 70 distributors in 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 12.5 million units of steel wheels as of December 31, 2010. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenue and certain cost or expense items as a percentage of our revenue. Further information regarding these and other risks is included in our filings with the United States Securities and Exchange Commission, including our final prospectus dated May 11, 2011. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

About Non-IFRS Financial Measures

Zenix Auto prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

To supplement the consolidated financial results presented in IFRS, Zenix Auto uses in this press release the following measures defined as non-IFRS financial measures by the U.S. Securities and Exchange Commission: (1) adjusted profit before taxation (2) adjusted profit and total comprehensive income and (3) adjusted diluted earnings per ordinary share and diluted earnings per ADS. The presentation of the non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the table captioned “Reconciliation of IFRS and non-IFRS Results” set forth below.

Zenix Auto believes that these non-IFRS financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding IPO listing costs, which (1) may not be indicative of Zenix Auto’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-IFRS financial measures also facilitate management’s internal comparisons to Zenix Auto’s previous year’s operating results. The accompanying table has more details on the reconciliation between non-IFRS financial measures and their most directly comparable IFRS financial measures.

Reconciliation of IFRS and non-IFRS Results
Non-IFRS calculation	2Q2011	2Q2010
Profit before taxation	RMB151,408	RMB120,228
Add: one time IPO expenses	10,021	—
Adjusted profit before taxation	161,429	120,228

Profit and total comprehensive income	118,884	96,108
Add: one time IPO expenses	10,021	—
Adjusted profit and total comprehensive income	128,905	96,108
Diluted earnings per ordinary share:
IFRS	0.64	0.60
Non-IFRS	0.69	0.60
Diluted earnings per ADS:
IFRS	2.56	2.40
Non-IFRS	2.78	2.40
Ordinary shares used in computing both IFRS and Non-IFRS diluted earnings per share	185,516,484	160,000,000
ADSs used in computing both IFRS and Non-IFRS diluted earnings per ADS	46,379,121	40,000,000

For more information, please contact

Investor Contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

   dixon.chen@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com

- tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the three months ended June 30, 2011 and 2010

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended June 30
	2010	2011	2011
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	872,093	1,131,223		175,017
Cost of sales	(653,742)	(838,489)		(129,727)

Gross profit	218,351	292,734		45,290
Other operating income	2,225	1,899		294
Net exchange loss	(470)	(3,170)		(490)
Selling and distribution costs	(52,396)	(64,997)		(10,056)
Research and development expenses	(11,858)	(21,966)		(3,398)
Administrative expenses	(20,869)	(38,153)		(5,903)
Finance costs	(14,755)	(14,939)		(2,311)

Profit before taxation	120,228	151,408		23,426
Income tax expense	(24,120)	(32,524)		(5,032)

Profit and total comprehensive income for the period	96,108	118,884		18,394

Earnings per share
Basic	RMB0.60	RMB0.64	US$	0.10
Diluted	RMB0.60	RMB0.64	US$	0.10

Earnings per ADS
Basic	RMB2.40	RMB2.56	US$	0.40
Diluted	RMB2.40	RMB2.56	US$	0.40

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the six months ended June 30, 2011 and 2010

(RMB and US$ amounts expressed in thousands, except per share data)

	Six Months Ended June 30
	2010	2011	2011
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	1,557,138	2,167,065		335,277
Cost of sales	(1,160,808)	(1,587,532)		(245,615)

Gross profit	396,330	579,533		89,662
Other operating income	4,261	7,218		1,117
Net exchange loss	(493)	(3,671)		(568)
Selling and distribution costs	(97,729)	(133,711)		(20,687)
Research and development expenses	(22,046)	(41,567)		(6,431)
Administrative expenses	(41,962)	(64,509)		(9,981)
Finance costs	(28,492)	(29,478)		(4,561)

Profit before taxation	209,869	313,815		48,551
Income tax expense	(42,488)	(61,082)		(9,450)

Profit and total comprehensive income for the period	167,381	252,733		39,101

Earnings per share
Basic	RMB1.05	RMB1.46	US$	0.23
Diluted	RMB1.05	RMB1.46	US$	0.23

Earnings per ADS
Basic	RMB4.18	RMB5.85	US$	0.90
Diluted	RMB4.18	RMB5.85	US$	0.90

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31 2010	June 30 2011	June 30 2011
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	493,381	613,145	94,863
Trade and other receivables and prepayments	766,432	1,093,714	169,214
Prepaid lease payments	6,080	6,932	1,072
Taxation recoverable	—	1,250	193
Pledged bank deposits	71,433	124,144	19,207
Bank balances and cash	318,020	847,608	131,138

Total current assets	1,655,346	2,686,793	415,687

Non-Current Assets
Property, plant and equipment	1,198,652	1,175,371	181,848
Prepaid lease payments	266,875	305,582	47,278
Deposits paid for acquisition of property, plant and equipment	2,503	17,372	2,688
Deposits paid for acquisition of prepaid lease payments	20,000	—	—
Deferred tax assets	3,974	4,236	655
Intangible assets	17,000	17,000	2,630

Total non-current assets	1,509,004	1,519,561	235,099

Total assets	3,164,350	4,206,354	650,786

	December 31 2010	June 30 2011	June 30 2011
	RMB’000	RMB’000	US$’ 000
EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	960,907	1,321,087	204,392
Taxation payable	24,234	23,051	3,566
Bank borrowings	813,500	1,007,000	155,798

Total current liabilities	1,798,641	2,351,138	363,756

Non-current liabilities
Bank borrowings	238,500	38,500	5,957
Deferred income	13,275	12,876	1,992
Deferred tax liabilities	57,305	71,071	10,996

Total non-current liabilities	309,080	122,447	18,945

Total liabilities	2,107,721	2,473,585	382,701

EQUITY
Share capital	106	136	21
Paid in capital	234	234	36
Reserves	1,056,289	1,732,399	268,028

Total equity attributable to owners of the company	1,056,629	1,732,769	268,085

Total equity and liabilities	3,164,350	4,206,354	650,786

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the Six Months Ended June 30, 2011

(RMB and US$ amounts are expressed in thousands)

	Six Months Ended June 30, 2011
	RMB’000	USD’000
OPERATING ACTIVITIES
Profit before taxation	313,815	48,551
Adjustments for:
Amortization of prepaid lease payments	3,040	470
Depreciation of property plant and equipment	58,150	8,997
Release of deferred income	(399)	(62)
Share-based payment	1,480	229
Finance costs	29,478	4,562
Interest income	(1,485)	(230)

Operating cash flows before movements in working capital	404,079	62,517

Increase in inventories	(119,764)	(18,530)
Increase in trade and other receivables and prepayments	(327,282)	(50,636)
Increase in trade and other payables and accruals	371,661	57,502

Cash generated from operations	328,694	50,853
Interest received	1,485	230
PRC income tax paid	(50,011)	(7,737)

NET CASH FROM OPERATING ACTIVITIES	280,168	43,346

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(44,171)	(6,834)
Acquisition of leasehold land	(22,599)	(3,496)
Increase in pledged bank deposits	(52,711)	(8,155)
Proceeds on disposal of property, plant and equipment	324	50
Deposit paid for acquisition of property, plant and equipment	(17,372)	(2,688)

NET CASH USED IN INVESTING ACTIVITIES	(136,529)	(21,123)

	Six Months Ended June 30, 2011
	RMB’000	USD’000
FINANCING ACTIVITIES
New bank borrowings raised	363,000	56,162
Repayment of bank borrowings	(369,500)	(57,167)
Interest paid	(29,478)	(4,561)
Net proceeds from initial public offerings	411,019	63,591
Capital contribution from shareholders	10,908	1,688

NET CASH FROM FINANCING ACTIVITIES	385,949	59,713

NET INCREASE IN CASH AND CASH EQUIVALENTS	529,588	81,936
Cash and cash equivalents at beginning of the period	318,020	49,202

Cash and cash equivalents at end of the period	847,608	131,138

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